Cadwalader, Wickersham & Taft LLP 200 Liberty Street, New York, NY 10281 Tel +1 212 504 6000 Fax +1 212 504 6666 www.cadwalader.com

January 31, 2025

Rolaine Bancroft
Office Chief
Office of Structured Finance
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	UBS Commercial Mortgage Securitization Corp. Registration Statement on Form SF-3 Filed November 26, 2024 File No. 333-283483

Dear Ms. Bancroft:

We are counsel to UBS Commercial Mortgage Securitization Corp. (the “Registrant”). We have reviewed your letter dated December 23, 2024 (the “Comment Letter”) transmitting comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission” or “SEC”) to the Registrant’s registration statement (File No. 333-283483) on Form SF-3 as initially filed on November 26, 2024. We have also discussed the comments contained in the Comment Letter with various representatives of the Registrant. Capitalized terms used herein without definition have the meanings given them in the form of prospectus contained in our pre-effective amendment to the registration statement (“Amendment No. 1”) submitted herewith.

For your convenience, the Staff’s comments are repeated in italics below, followed by the Registrant’s responses.

Registration Statement on Form SF-3

General

1.	Please confirm that the depositor and any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.2. of Form SF-3.

Frank Polverino   Tel 212-504-6820   Fax +1 212 504 6666   frank.polverino@cwt.com

Rolaine Bancroft, Esq.
January 31, 2025
The Registrant confirms that each relevant entity has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class as required by General Instruction I.A.2 of Form SF-3. No affiliate of the Registrant has offered a class of asset-backed securities involving the same asset class as this offering.

2.	Please review capitalized terms throughout your registration statement to ensure they are defined. For example, we note “MOA” that appears on page 230 has not been defined.

The Registrant confirms that it has conducted such review and revised Amendment No. 1 accordingly.

Limitation on Rights of Certificateholders to Institute a Proceeding, page 378

3.	We note your disclosure about the limitation on rights of certificateholders to institute a proceeding, including the numerous conditions required, such as offering to indemnify the trustee. However, please clarify if certificateholders have the same limitations if they were to institute proceedings against the trustee for not meeting its responsibilities set forth in the PSA.

The Registrant has revised Amendment No. 1 to clarify the language.

Part II - Information Not Required in Prospectus

Item 14. Exhibits, page II-2

4.	Please file your remaining exhibits with your next amendment. Refer to Item 1100(f) of Regulation AB and Instruction 1 to Item 601 of Regulation S-K. Note that we may have additional comments on your registration statement following our review of any such exhibits.

The Registrant has filed the remaining exhibits as part of Amendment No. 1.

Rolaine Bancroft, Esq.
January 31, 2025

If you have any questions concerning the foregoing, please contact the undersigned.

Very truly yours,

/s/ Frank Polverino

Frank Polverino

cc:   Nicholas Galeone (w/o enclosures)

        Chad Eisenberger, Esq. (w/o enclosures)